

March 20, 2013

Via E-mail
Mr. Jonathan Symonds
Chief Financial Officer
Novartis AG
CH-4056 Basel
Switzerland

> **Re:** **Novartis AG**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed January 23, 2013**
> **File No. 001-15024**

Dear Mr. Symonds:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 18. Financial Statements
Notes to Consolidated Financial Statements

1. Significant Accounting Policies
Intangible Assets Available For Use, F-11

1. Your disclosure herein suggests that amortization of currently marketed products, marketing know-how, and a portion of technologies classified as cost of goods sold are accounted for as inventoriable costs. Please tell us if our understanding is correct, and provide us proposed revisions to your inventories accounting policy note on F-14 to be included in future filings that explicitly identifies which of these intangible assets' amortization is included as an inventoriable cost. Please

also provide us an analysis of each aspect included within these three categories that supports your accounting treatment of amortization as inventoriable costs under IAS 2. For example, your description of the categories suggests there are four parts that comprise the value of currently marketed products, two parts that comprise the value of marketing know-how and that there may be three types of know-how for technologies (i.e. research, development and production).

Contingent Consideration, page F-15

2. Please explain to us the factors governing your recognition of contingent payments "outside of a business combination," which you appear to record only when they become "unconditional." Refer us to the technical guidance upon which you have relied.

4. Associated Companies, page F-31

3. Regarding your accounting for your investment in Roche Holding AG, please provide us the following information:

- Tell us how your use of a survey of analyst estimates of Roche's net income to estimate your share of its earnings complies with the guidance in paragraphs 24 and 25 of IAS 28, revised in 2003. In your response, please tell us the amount of any adjustments recorded in 2012 to correct your estimate at December 31, 2011 and the amount of any adjustments you will record in 2013 to correct your estimate at December 31, 2012. In addition, please tell us why you changed the presentation of the second table on page F-32 to remove the prior-year adjustment line item existing in the corresponding table of your Forms 20-F in 2011 and earlier.
- Tell us how the accumulated equity accounting adjustments reflect the net income effect and dividends received for each year presented. In your response, please tell us why the dividends you received from Roche are not effectively included in your share of its net assets and why the equity accounting adjustments are not reflected in your share of the re-appraised intangible assets and implicit goodwill.
- Tell us how the change in "Novartis share of re-appraised intangible assets" relates to the amortization of fair value adjustments, net of taxes.
- Tell us your consideration of profits/losses from upstream and downstream transactions in accounting for your collaborations and other arrangements with Roche, as discussed in paragraph 22 of IAS 28, revised 2003.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant